A-Power Energy Generation Systems Ltd. Designated to Supply Wind Turbines
to a 600MW Wind Farm in West Texas

- China-US Wind Farm JV Plan Calls for 240 Units of 2.5MW Turbines to be Purchased from A-Power -

Shenyang, China, October 29, 2009 – A-Power Energy Generation Systems Ltd. (Nasdaq: APWR) (“A-Power” or the “Company”), a leading provider of distributed power generation (“DG”) systems in China and a fast-growing manufacturer of wind turbines, announced today that the Company has been designated to supply wind turbines to a China-U.S. joint venture project (“JV Project”) to develop a 600MW wind farm in West Texas.

At a joint press conference held today at 12 p.m. EDT, at the National Press Club of Washington, D.C., it was announced that Shenyang Power Group (“SPG”), the U.S. Renewable Energy Group (“US-REG”) and Cielo Wind Power LP (“Cielo Wind”), signed a joint venture framework agreement (“JV Agreement”) setting forth plans for developing the 600MW wind farm. The terms of the JV Agreement include the JV Project’s plans to sign a definitive purchase agreement with A-Power related to the purchase of up to 240 units of 2.5MW wind turbines. The JV Agreement includes a delivery schedule starting in March 2010, subject to SPG securing third-party financing, among other conditions. A-Power currently has an annual production capacity for 1.1GW of wind turbines at its 320,000-square-foot facilities in Shenyang. A-Power is a shareholder of SPG.

The JV Project, which when established will be 49% owned by SPG, with the rest of the equity ownership held by US-REG and Cielo Wind jointly, is expected to be one of the largest wind farms in the United States. Upon completion, it is anticipated to generate enough electricity for 180,000 homes in America. The JV Project is expected to cost in total approximately $1.5 billion, a portion of which is designated for wind turbine purchases, and its establishment is subject to, among other things, further due diligence by the parties, the securing of financing from commercial banks in China, and other project development conditions.

“A-Power welcomes the opportunity of participating in this high-profile wind power project in the United States,” said Mr. Jinxiang Lu, Chairman and CEO of A-Power and CEO of SPG. “As both a supplier to the JV Project and an equity-owner of SPG, A-Power will be able to export its wind turbines for the first time and reduce its exposure to the intrinsic risks associated with such a large-scale project. We like the tremendous opportunities in the United States, which is the world’s largest wind power country. We are cognizant of the recent policy push by the Obama Administration in the renewable energy sector, and a stabilizing financing environment for renewable energy projects. And we are attracted to the track record of Cielo Wind, the largest privately held wind power project development company in the Southwest United States, with a 16% market share for wind power installation in Texas. In this JV Project, and the sales we expect to make to the joint venture, all of A-Power’s previous investments – in production scale, in foreign technology licenses, and in alliance with other power plant service companies – are expected to come to fruition, and we look forward to entering into a sales agreement with the JV Project and moving ahead with the production schedule as set forth in today’s JV Agreement.”

About A-Power

 A-Power Energy Generation Systems Ltd. (“A-Power”), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with technologies licensed from German FUHRLÄNDER AG and Denmark-based Norwin, and a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. A-Power also has strategic relationships with Tsinghua University in Beijing and the China Academy of Sciences in Guangzhou to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com.

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; our limited operating history and recent entrance into new markets may make it difficult for you to evaluate our business and future prospects; the expected benefits of supply and partnership agreements may not materialize to the extent expected or at all; we have yet to sign a definitive purchase agreement with the JV Project and no assurance can be given that we will sign such agreement; the establishment of the joint venture and JV Project under the joint venture agreement between SPG, US-REG and Cielo Wind is subject to various conditions, including further due diligence and securing financing from third-parties, which due diligence may not be completed satisfactorily, or which financing may not be successfully obtained, and the parties to the JV Agreement may not proceed with establishing the joint venture or with the JV Project; SPG may not be able to secure financing for the JV Project; various government approvals may not be obtained to commence the JV Project; we started manufacturing wind turbines in 2009 and our limited history in this sector may make it difficult to meet delivery schedules under any sales contracts we enter into with the JV Project; we may not be able to source components to manufacturing the wind turbines, resulting in our inability to deliver the expected amount of units called for by the joint venture agreement; we may not be able to obtain proper customs approvals for the export from China and import into the United States of our wind turbines; as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2009. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

Contact:

Mr. John S. Lin
Chief Operating Officer
A-Power Energy Generation Systems
john@apowerenergy.com

Mr. Valentine Ding / Mr. Dixon Chen
Investor Relations
Grayling
+1-646-284-9412
valentine.ding@us.grayling.com
dixon.chen@us.grayling.com